Exhibit 99.36

SPROTT INC.

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following briefly describes the matters voted upon and the outcome of the votes at the annual meeting (the “Meeting”) of the shareholders of Sprott Inc. (the “Corporation”) held on May 10, 2019.

1.	Election of Directors

By a vote by way of a show of hands, the individuals identified in the management information circular of the Corporation dated March 20, 2019 (the “Circular”) and set forth below, were elected as directors of the Corporation.

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	137,523,800	98.915	1,508,390	1.085
Peter Grosskopf	137,564,934	98.945	1,467,256	1.055
Sharon Ranson	137,477,200	98.882	1,554,990	1.118
Arthur Richards Rule IV	138,229,873	99.423	802,317	0.577
Rosemary Zigrossi	137,533,957	98.922	1,498,233	1.078

2.	Appointment of Auditors

By a vote by way of a show of hands, the resolution appointing KPMG LLP as auditors of the Corporation and authorizing the board of directors of the Corporation to fix the auditors’ remuneration and terms of engagement was passed.

Votes For	%	Votes Withheld	%
180,545,048	99.317	1,240,777	0.683

DATED this 10th day of May, 2019.

SPROTT INC.

Per:	“Arthur Einav”
Arthur Einav
Corporate Secretary